

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2013

Via E-mail
Nelson José Jamel
Chief Financial Officer
Ambev S.A.
Rua Dr. Renato Paes de Barros, 1017, 3rd Floor
04530-001, São Paulo, SP, Brazil

> **Re: Ambev S.A.**
> **Form F-4**
> **Filed March 20, 2013**
> **File: 377-00131**

Dear Mr. Jamel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have a number of exhibits yet to be submitted with your confidential draft registration statement. Please note that we will need sufficient time to review them and that we may have additional comments based upon these exhibits once submitted.

2. Please explain supplementally how you determined that InBev Corporate Holdings Inc. is the registrant, instead of Ambev S.A., which will be issuing the securities.

3. We note that you have used both the term Ambev S.A. and Newbev to refer to the same entity. Please consider using a consistent term throughout the prospectus to prevent confusion.

Prospectus Cover Page

4. Please revise to clearly reflect the total amount of common stock that is being registered to be issued in the stock swap merger.

Cautionary Statement Regarding Forward-Looking Statements, page vi

5. We note on your statement that the prospectus includes forward looking statements within the meaning of Section 27A of the US Securities Act of 1933. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by an issuer that, at the time the statement is made, is not subject to the reporting requirements of Section 13(a) of 15(d) of the Exchange Act. Please either:

    • delete any references to the Private Securities Litigation Reform Act; or

    • make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

Questions and Answers, page 1

What are the reasons for the Stock Swap Merger, page 1

6. Please briefly describe here how the stock swap merger will improve trading liquidity, enhance corporate governance standards and increase flexibility for capital structure management.

Part Two: Summary, page 12

The Companies, page 12

Business Strategy, page 13

7. Please explain here and on page 45 why you expect that your shares will have a greater participation in certain stock indices.

Pro forma Earnings per Share, page 28

8. In order to provide an investor better understanding of the impact of the various transactions, please revise to present the pro forma effect of the contribution and the stock swap merger in a columnar format showing the historical results, pro forma adjustments and the pro forma results as required by Article 11 of Regulation S-X

Part Three: Risk Factors, page 30

9. Please remove the reference to general investment risks in the first paragraph. The risk factors section should disclose all material, known risks.

Foreign holders of Newbev ADSs may face difficulties, page 36

10. Please revise to make clear the "certain conditions" referenced in the last sentence. Also, state whether a treaty exists between the U.S. and Brazil.

Part Five: The Stock Swap Merger, page 43

11. Please incorporate by reference the acquisition agreement into the prospectus, as required by Item 4(c) of Form S-4.

Tax Considerations, page 61

12. Please remove the reference to "principal" federal income and Brazilian tax consequences. See Section III.C.1 of Staff Legal Bulletin No. 19.

Part Six: Shareholder Rights

Description of Newbev Capital Stock, page 90

13. Please include discussion of any procedures and timelines by which your board may make calls on shareholders and shares may be forfeited for outstanding taxes or fees.

Fees and Expenses, page 103

14. Please ensure that your disclosure here is consistent with that elsewhere in your document. We note, for example, that you include stamp duty and other taxes under this heading that you say are non-applicable in Brazil on page 71.

Pre-release of ADSs, page 105

15. Please make clear the limit you have set for the amount of ADSs that may be outstanding at any time. Please also make clear how and to what extent the depositary may disregard this limit at any time. Additionally, consider including discussion of the U.S. Treasury's concerns about pre-release transactions in your "Taxation" section as necessary so investors may know the risks involved or possible tax consequences associated with pre-release transactions and the extent that such risks may be applicable to them in this transaction.

Consolidated Financial Statements of Inbev Participações Societárias S.A., page F-3

General

16. We note your name was changed from InBev Participações Societárias S.A. to Ambev S.A. on March 1, 2013. As such, please either change the name of the financial statements to Ambev S.A. or clearly indicate in Note 1 to the financial statements that the name has changed.

Notes to the Consolidated Financial Statements

16. Transition to IFRS page F-23

17. Please disclose the IFRS effective date used to determine which accounting policies to apply. Please refer to the guidance in IFRS 1, paragraphs 7 and 8.

Combined financial statements of ABI's interests in Ambev S.A. and Ambev

18. We note you present financial statements of ABI's interests in Ambev S.A. and Ambev and label them as predecessor financial statements. Please explain why you have designated such financial statements as predecessor financial statements given that the contribution has not occurred. Please advise or revise.

19. On a post transaction basis it appears your disclosure on page F-33 states that you believe your predecessor financial statements would be the combined financial statements of ABI's interests in Ambev S.A. and Ambev. Tell us why you believe the presentation of historical financial statements on a combined basis is appropriate versus consolidated and provide the authoritative literature to supporting your position.

20. We note you have accounted for the contribution as a combination of entities under common control and included certain purchase accounting adjustments to reflect ABI's accounting basis in the combined presentation of ABI's interests in Ambev S.A. and Ambev. Please disclose your accounting policy for combination of entities and common control. In areas that are not addressed by IFRS, consistent with IAS 1 and IAS 8, provide full and transparent disclosure in the financial statements and operating and financial review and prospects disclosure   the accounting policies selected and the effects of those policies on the IFRS financial statements. In addition, please clarify the following for us:

- Considering ABI's ownership interests in Ambev and existence of significant non-controlling interests, tell us how recognition of ABI's accounting basis and related purchase accounting adjustments are appropriate.

- Tell us (a) why ABI's accounting basis is different from the existing carrying value, thus requiring purchase accounting adjustments and (b) how the differences arose.

- Provide us with detail of each of these adjustments.

- Show us how the accounting for the contribution and the related purchase accounting adjustments are appropriate. Provide us the specific accounting literature that supports your accounting position.

4. Segment reporting, page F-60

21. We note the segment disclosures presented here are not consistent with the financial information presented on page F-26. Please revise or advise.

Form 20-F, Annex A

Differences Between the United States and the Brazilian Corporate Governance Practices, page A-84

22. Please make clear the home country corporate governance requirements that you plan to rely upon based upon your status as a "foreign private issuer" under NYSE rules and include a related risk factor as necessary.

Share Ownership, page A-87

23. Please state the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States.

Exhibits

24. Please file Exhibits 10.8 and 10.16 in their entirety, including all exhibits, schedules and/or attachments.

25. Please file an executed Exhibit 10.10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel, at (202) 551-3727, or Raj Rajan, at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or Pamela Howell, at (202) 551-3357, with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Kevin W. Kelley, Esq.